October 23, 2024

Donat Madilo
Chief Financial Officer
Loncor Gold Inc.
4120 Yonge Street, Suite 304
Toronto, Ontario
Canada, M2P 2B8

       Re: Loncor Gold Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-35124
Dear Donat Madilo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation